May 22, 2007

Mail Stop 6010

Magid M. Abraham, Ph.D.
President and Chief Executive Officer
comScore, Inc.
11465 Sunset Hills Road
Suite 200
Reston, VA 20190

> **Re: comScore, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed May 8, 2007**
> **File No. 333-141740**

Dear Dr. Abraham:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1.   We note your responses to comments 34, 35 and 40 in our letter to you dated April 27, 2007. Please note that we may have further comment once you have responded to these comments.

Management's Discussions and Analysis of Financial Condition and Results of Operations, page 39

Stock-Based Compensation, page 44

2.   We note that you refer to an independent valuation specialist on page 44. Please revise the filing to name the independent valuation expert here and in the Experts section, and include its consent as an exhibit. Refer to Rule 436 and Item 601(b)(23) of Regulation S-K.

Revenue, page 46

3.	Please quantify the extent of your revenue increase that results from price increases.

Privacy, page 70

4.	We note your response to prior comment 15. However, your disclosure continues to summarize the conclusions of the report. Therefore, we reissue the comment. See Rule 436.

Director Compensation, page 79

5.	We note your response to prior comment 17. However, under applicable disclosure standards, equity grants in prior years may create reportable compensation in the current year. Therefore, we reissue the comment.

Compensation Discussion and Analysis, page 81

6.	We note your revised disclosure in response to prior comment 20. The revised disclosure on page 85 appears to address the history of certain executives' preferences as to long or short-term compensation; our comment, however, sought disclosure regarding how each element discussed (i.e., base salary, annual performance bonus, long-term equity based incentives) and your decisions regarding such element fit into your overall compensation objectives and affect decisions regarding other elements. We reissue the comment.

7.	We reissue prior comment 28. It is unclear where the disclosure you cite in the response addresses the issues raised in the comment.

8.	It appears that some of the grants mentioned in Appendix A to comment 50 have not been discussed in your filing. Please update your disclosure to cover any grants that occurred after the completion of your last fiscal year. Refer to instruction 2 to Item 402(b) of Regulation S-K.

9.	We reissue prior comment 25 which sought specific information regarding what you mean by "competitive" levels. Does that mean "average" for a particular industry? How do you define that "industry"? How do you obtain necessary information regarding compensation levels within that industry, particularly for private companies?

Short-term Compensation, page 82

10.   We note your revised disclosure in response to comment 22. It is not apparent from your disclosure where you have disclosed specific goals or objectives. We reissue the comment.

Executive Compensation, page 86

11.   Please tell us where you have disclosed the material terms of the "carve out" plan mentioned in your response to prior comment 50.

Employment Agreements, page 89

12.   We reissue prior comment 31. Your quantitative disclosure of obligations assuming that the triggering event occurred as of the last business day of your last completed fiscal year should include all obligations, not only option vesting.

Related-party Transactions, page 95

13.   We note your response to prior comment 32; however, due to your use of the word "certain," your disclosure does not clarify the extent to which the license permits the related party to compete with you. Also, it is unclear why you conclude that the related party is not a security holder named in the registration statement because the related party is named on this page. Therefore, we reissue the comment.

14.   Please expand the disclosure added in response to prior comment 33 to address all of the requirements of Regulation S-K Item 404(b), including disclosure of the standards to be applied pursuant to your policies and procedures.

Principal and Selling Stockholders, page 96

15.   Please expand your response to prior comment 37 to (1) tell us with specificity where your have "otherwise disclosed" as mentioned in the first line of the response, and (2) provide us the information requested in the last sentence of the comment. Note that transactions with the selling security holders within the past three years must be readily understandable from the disclosure in this section, without requiring investors to piece together information in other sections of your document.

Part II

Item 17. Undertakings, page II-4

16.   We note your response to prior comment 51. Due, in part, to the language of Securities Act Rule 430C(d) and your ability to file prospectus supplements, the undertakings are required. Therefore, we reissue the comment.

Exhibits

17.   We note your response to prior comment 54. Please file complete exhibits with all attachments.

18.   Please tell us the significance of the multiple question marks throughout exhibit 10.13. If these question marks indicate that you are seeking confidential treatment, please clearly identify this in your exhibit index.

Financial Statements, page F-1

19.   Please update the financial statements as required by Rule 3-12 of Regulation S-X.

Note 2. Summary of Significant Accounting Policies, page F-8

Stock-Based Compensation, page F-12

20.   Please clearly disclose the methodologies and significant assumptions used to determine the fair value of the company's common stock.

Note 11. Stockholders' Deficit, page F-25

1999 Stock Option Plan, page F-25

21.   We note your response to prior comment 50. Please tell us when discussions were initiated with your underwriters about possible offering price ranges. We may have additional questions after the estimated IPO price is included in the filing.

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Lynn Dicker at (202) 551-3616 or Brian Cascio, Branch Chief, at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Eduardo Aleman at (202) 551-3646 or me at (202) 551-3617 with any other questions.

Sincerely,

Russell Mancuso
Branch Chief

cc(via facsimile): Mark R. Fitzgerald, Wilson Sonsini Goodrich & Rosati